FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2010
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

14th Floor, Daerung Post Tower 2nd
182-13 Guro-Dong Goru-Gu
Seoul, Korea 152-790
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item
1.	WEBZEN INC. 2009 Q2 EARNINGS RESULTS
2.	Non-consolidated Balance Sheet
3.	Non-consolidated Income Statement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	January 6, 2010	By:	/s/ Chang Keun Kim
			Name:	CHANG KEUN KIM
			Title:	Chief Executive Officer

Item 1.

WEBZEN INC. 2009 Q2 EARNINGS RESULTS

2009 Q2 Results Summary

(Unit: KRW mil.)
	09.Q2	09.Q1	08.Q2	QoQ	YoY
Revenue	6,172	7,422	7,245	-16.8%	-14.8%
Revenue cost and operating expense	6,103	5,516	11,269	10.6%	-45.8%
Operating income	69	1,905	(-)4,024	-96.4%	*
Ordinary income	(-)73	4,672	(-)11,795	*	-99.4%
Net income	(-)313	4,356	(-)11,981	*	-97.4%
Operating income margin	1.1%	25.7%	-55.5%	N/A	N/A
Ordinary income margin	-1.2%	62.9%	-162.8%	N/A	N/A
Net income margin	-5.1%	58.7%	-165.4%	N/A	N/A
*	changed from loss or surplus in the previous period that compared to surplus or loss in 2Q 2009.

Revenue Breakdown

(Unit: KRW mil.)
	09.Q2	09.Q1	08.Q2	QoQ	YoY
Domestic	3,350	3,505	4,252	-4.4%	-21.2%
Overseas	2,739	3,855	2,971	-28.9%	-7.8%
Other	83	62	22	33.9%	277.3%
Total revenue	6,172	7,422	7,245	-16.8%	-14.8%

Item 2.

WEBZEN INC. SECOND QUARTER FY 2009 FINANCIAL INFORMATION
Webzen Inc. Non-consolidated Balance Sheet
(* The FY 2009 Q2 financials information has been prepared on an unaudited basis, and may be subject to change during the independent auditing process)
(* The FY 2009 Q2 financial information included herein is prepared on a non-consolidated basis, and has been prepared under the Korean General Accepted Accounting Principles.)

	As of
	31-Dec-08	31-Mar-09	30-Jun-09
	KRW	KRW	KRW

Assets
Ⅰ. Current Assets	76,475,160,673	79,276,883,733	77,996,503,519
(1) Quick assets	76,475,160,673	79,276,883,733	77,996,503,519
1. Cash and cash equivalents	40,328,785,906	49,377,800,886	4,292,032,778
2. Short-term financial instruments	10,774,248,071	11,274,372,747	54,864,178,675
3. Available-for-sale securities	5,787,413,752	7,117,492,604	7,068,494,316
4. Accounts receivables, net of allowance	8,029,037,292	8,743,730,698	8,353,808,980
5. Short term loans, net of allowance	408,190,200	372,369,600	265,752,300
6. Prepaid expenses	295,866,678	524,075,023	1,266,638,817
7. Accrued income	1,245,493,355	1,001,630,982	1,132,622,927
8. Other account receivables	9,446,035,419	522,042,328	265,253,904
9. Advanced payments	15,090,000	-	64,541,100
10. Prepaid income taxes	-	136,369,640	202,329,110
11. Derivatives assets	145,000,000	206,999,225	220,850,612

Ⅱ. Non-current Assets	54,380,881,728	55,173,772,151	55,725,390,990
(1) Investments	2,690,077,964	1,978,683,240	1,864,905,584
1. Long-term available-for-sale securities	1,708,909,000	1,305,860,000	1,487,282,129
2. Investments securities in equity method	114,782,507	111,445,160	37,313,675
3. Long-term loans, net of allowance	866,386,457	561,378,080	340,309,780

(2) Property, plant, and equipment	5,461,695,792	5,267,403,236	5,199,624,576
1. Land	1,514,373,250	1,514,373,250	1,514,373,250
2. Buildings and auxilary facilities, net	2,905,795,378	2,884,774,570	2,863,753,762
3. Computers and equipment, net	702,834,602	574,853,111	574,299,816
4. Facilities, net	338,692,562	293,402,305	247,197,748

(3) Intangible assets	4,998,235,129	5,351,857,032	5,432,262,319
1. Capitalized R&D costs	3,057,725,783	3,416,973,327	3,649,624,353
2. Computer software	1,940,509,346	1,934,883,705	1,782,637,966

(4) Other non-current assets	41,230,872,843	42,575,828,643	43,228,598,511
1. Long-term prepaid expenses	30,897,106,893	30,896,781,893	30,910,187,161
2. Guarantee deposits	10,333,765,950	11,679,046,750	12,318,411,350
Total Assets	130,856,042,401	134,450,655,884	133,721,894,509

Liabilities
Ⅰ. Current Liabilities	6,208,173,010	6,084,774,294	5,636,192,261
1. Other accounts payables	849,496,678	1,218,804,797	920,510,920
2. Accrued expenses	263,021,219	271,058,359	246,108,430
3. Income taxes payable	5,044,290	-	-
4. Deferred income	3,890,090,675	3,770,531,402	4,134,226,917
5. Withholdings	135,931,091	97,753,171	104,914,599
6. Value added taxes payable	202,296,912	163,772,235	24,664,224
7. Advanced received	113,413,152	109,443,027	101,578,551
8. Provision for other estimated liabilites	77,400,000	67,404,300	69,139,600
9. Derivatives liabilites	671,478,993	386,007,003	35,049,020

Ⅱ. Non-current Liabilities	5,646,156,446	5,347,743,192	4,725,904,200
1. Long-term deferred income	2,765,718,092	2,534,727,659	1,881,200,001
2. Accrued severance benefits	2,858,613,917	2,813,015,533	2,844,704,199
3. Long-term other account payable	21,824,437	-	-
Total Liabilities	11,854,329,456	11,432,517,486	10,362,096,461

Shareholders' equity
Ⅰ. Capital Stock	6,487,000,000	6,487,000,000	6,487,000,000
1. Common stock	6,487,000,000	6,487,000,000	6,487,000,000

Ⅱ. Capital Surplus	135,527,919,976	135,773,206,813	135,841,134,494
1. Additional paid-in capital	135,527,919,976	135,527,919,976	135,527,919,976
2. Other capital surplus	-	245,286,837	313,214,518

Ⅲ. Capital Aujustment	(-)19,126,728,597	(-)19,276,137,251	(-)19,156,228,626
1. Stock option	1,087,646,816	938,238,162	1,058,146,787
2. Treasury stock	(-)14,069,335,944	(-)14,069,335,944	(-)14,069,335,944
3. Losses on disposition of treasury stock	(-)6,145,039,469	(-)6,145,039,469	(-)6,145,039,469

Ⅳ. Accumulated Other Comprehensive Income(Loss)	(-)1,585,072,927	(-)2,020,334,065	(-)1,553,259,312
1. Unrealized gains on investment securities	1,228,952,477	1,136,205,914	1,160,412,182
2. Unrealized losses on investment securities	(-)385,377,216	(-)331,920,397	(-)228,427,860
3. Loss on valuation of securities for using the equity method	(-)2,428,648,188	(-)2,824,619,582	(-)2,485,243,634

Ⅴ. Retained Earnings	(-)2,301,405,507	2,054,402,901	1,741,151,492
1. Legal appropriated retained earnings	322,500,000	322,500,000	322,500,000
2. Appropriated retained earnings for business stabilization	117,904,363	117,904,363	117,904,363
3. Appropriated retained earnings for future investments	442,699,142	442,699,142	442,699,142
4. Unappropriated retained earnings(loss)	(-)3,184,509,012	1,171,299,396	858,047,987
Current year net income(loss)	(-)14,265,624,646	(-)245,787,602	327,813,811
Total Shareholders' Equity	119,001,712,945	123,018,138,398	123,359,798,048
Total Liabilities and Shareholders' Equity	130,856,042,401	134,450,655,884	133,721,894,509

Item 3.

WEBZEN INC. SECOND QUARTER FY 2009 FINANCIAL INFORMATION Webzen Inc. Non-consolidated Income Statement
(* The FY 2009 Q2 financials information has been prepared on an unaudited basis, and may be subject to change during the independent auditing process)
(* The FY 2009 Q2 financial information included herein is prepared on a non-consolidated basis, and has been prepared under the Korean General Accepted Accounting Principles.)

	Three months ended			Six months ended
	31-Mar-09	30-Jun-08	30-Jun-09	30-Jun-08	30-Jun-09
	KRW	KRW	KRW	KRW	KRW

Ⅰ. Revenues	7,421,752,484	7,245,212,768	6,171,558,410	14,391,297,091	13,593,310,894
1. Online game subscriptions	3,566,810,450	4,273,850,231	3,373,628,956	9,052,454,801	6,940,439,406
2. Royalties and license fees	3,854,942,034	2,971,362,537	2,715,052,614	5,338,842,290	6,569,994,648
3. Sevice fees	-	-	82,876,840	-	82,876,840

Ⅱ. Cost of Revenues	2,876,181,275	2,968,564,234	2,892,672,220	5,993,589,054	5,768,853,495
1. Online game subscriptions	2,876,181,275	2,968,564,234	2,829,157,321	5,993,589,054	5,705,338,596
2. Sevice fees	-	-	63,514,899	-	63,514,899

Ⅲ. Gross Profit	4,545,571,209	4,276,648,534	3,278,886,190	8,397,708,037	7,824,457,399

Ⅳ. Operating Expenses	2,640,532,765	8,300,652,523	3,210,081,825	16,189,785,786	5,850,614,590
1. Salaries	1,115,015,157	2,669,609,010	1,120,281,431	4,154,234,170	2,235,296,588
2. Severance benefits	74,500,421	285,389,226	114,653,702	570,825,214	189,154,123
3. Employee benefits	91,967,130	198,864,373	133,929,640	356,698,157	225,896,770
4. Travel expenses	27,247,845	28,219,342	25,993,719	81,602,680	53,241,564
5. Entertainment expenses	38,618,003	78,117,841	32,538,970	136,520,626	71,156,973
6. Communication expenses	12,279,267	35,558,906	11,698,958	49,039,145	23,978,225
7. Utility expenses	10,252,133	13,043,378	7,990,825	34,344,516	18,242,958
8. Taxes and dues	43,672,700	66,892,605	43,140,351	127,890,487	86,813,051
9. Depreciation expenses	35,190,302	87,074,112	37,968,403	165,600,861	73,158,705
10. Rental expenses	120,879,174	173,159,912	119,056,438	263,012,192	239,935,612
11. Repairs expenses	-	89,000	-	89,000	-
12. Insurance premium	38,756,175	22,899,469	38,527,611	73,590,229	77,283,786
13. Vehicles maintenance expenses	10,564,983	11,661,043	9,212,807	26,355,356	19,777,790
14. Development expenses	130,092,068	1,950,249,797	558,677,902	4,019,781,207	688,769,970
15. Freight expenses	908,847	2,421,767	813,028	5,985,622	1,721,875
16. Training expenses	6,151,460	1,248,795	10,668,705	3,768,365	16,820,165
17. Publication expenses	1,926,600	4,276,118	2,228,501	13,293,888	4,155,101
18. Office supplies	1,012,299	842,486	843,010	1,817,691	1,855,309
19. Supplies expenses	4,074,729	6,188,790	2,819,498	16,415,751	6,894,227
20. Commission service charges	597,136,353	1,882,059,813	547,653,404	4,208,428,196	1,144,789,757
21. Advertising expenses	95,139,581	581,903,869	151,887,030	1,430,089,796	247,026,611
22. Sales commissions	52,257,800	81,992,200	44,873,300	192,202,100	97,131,100
23. Amortization expenses on intangible assets	52,343,719	45,565,391	27,717,416	103,817,719	80,061,135
24. Compensation expenses associated with stock option	80,546,019	73,325,280	166,907,176	154,382,818	247,453,195

Ⅴ. Operating Income	1,905,038,444	(-)4,024,003,989	68,804,365	(-)7,792,077,749	1,973,842,809

Ⅵ. Other Income	3,324,358,789	1,571,707,308	1,095,379,279	3,618,081,471	3,714,970,428
1. Interest income	673,183,325	726,252,914	651,453,409	1,711,535,014	1,324,636,734
2. Gains on foreign currency transaction	1,280,918,859	221,498,881	41,079,914	317,790,394	1,321,998,773
3. Commission received	12,000,000	35,466,663	12,000,000	47,466,663	24,000,000
4. Gains on foreign currency translation	922,482,976	542,492,385	17,926	996,083,039	217,733,262
5. Gain on disposition of available-for-sale securities	27,200,427	664,418	-	1,574,911	27,200,427
6. Gains on disposal of property, plant, and equipment	411,739	275,173	-	365,355	411,739
7. Reversal of allowance for doubtful accounts	15,422,112	21,312,868	17,907,846	49,456,596	33,329,958
8. Dividend income	28,167,400	9,770,300	-	9,770,300	28,167,400
9. Gain on valuation of derivative instruments	347,471,215	13,800,000	364,809,370	453,800,000	712,280,585
10. Miscellaneous income	17,100,736	173,706	8,110,814	30,239,199	25,211,550

Ⅶ. Other Expenses	557,771,203	9,343,131,030	1,237,545,475	9,515,542,377	1,090,549,038
1. Interest Expense	1,260,187	1,938,246	1,026,165	19,339,120	2,286,352
2. Losses on foreign currency transaction	44,536,926	51,423,034	558,389,084	59,148,806	602,926,010
3. Losses on foreign currency translation	155,365,216	2,981,403	623,514,475	6,326,808	74,112,051
4. Losses on disposal of property, plant, and equipment	-	94,215,874	-	94,889,081	-
5. Impairment losses on intangible assets	-	7,740,032,392	-	7,740,032,392	-
6. Losses on valuation of equity-method investments	341,745,730	955,186,643	44,950,697	1,469,186,092	386,696,427
7. Losses on disposition of available-for-sale securities	7,641,156	-	-	519,758	7,641,156
8. Impairment losses on investments securities	-	-	-	-	-
9. Donations	-	-	-	3,000,000	-
10. Losses on valuation of derivative instruments	-	490,682,849	-	111,388,438	-
11. Miscellaneous losses	7,221,988	6,670,589	9,665,054	11,711,882	16,887,042

Ⅷ. Income before Income Tax Expenses	4,671,626,030	(-)11,795,427,711	(-)73,361,831	(-)13,689,538,655	4,598,264,199

Ⅸ. Income Tax Expenses	315,817,622	185,998,421	239,889,578	399,848,068	555,707,200

Ⅹ. Net Income(Loss)	4,355,808,408	(-)11,981,426,132	(-)313,251,409	(-)14,089,386,723	4,042,556,999

I. Income(Loss) Per Share
1. Basic	367	(-)1,010	(-)26	(-)1,164	341
2. Diluted	367	(-)1,010	(-)26	(-)1,164	341